SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                           OnCourse Technologies, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                     68232E
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                                 (CUSIP Number)

                                Mr. Dennis Chase
                       P.O. Box 248, North Lake, WI 53064
                                 (414) 870-6707
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 16, 2002
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            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68232E                    13D                        PAGE 2 OF 5 PAGES
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1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Dennis Chase
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     |_|

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Wisconsin
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                7   SOLE VOTING POWER
  NUMBER OF
                    None
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,030,000
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    None
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,030,000
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,030,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       |_|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.5%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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CUSIP NO. 68232E                   13D                         PAGE 3 OF 5 PAGES
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1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Joanne Chase
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     |_|

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Wisconsin
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                7   SOLE VOTING POWER
  NUMBER OF
                    None
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,030,000
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    None
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,030,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,030,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.5%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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Item 1. Security and Issuer

      This statement relates to the common stock, par value $0.001 per share, of OnCourse Technologies Inc., a Nevada corporation. The address of the principal executive offices is 3106 S 166th St #12, New Berlin, WI 53151.

Item 2. Identity and Background

      (a) This Schedule 13D is filed by Dennis Chase and Joanne Chase (collectively the ("Reporting Persons"). The Reporting Persons are husband and wife.

      (b) The Reporting Persons are individuals whose principal address is P.O. Box 248, North Lake, WI 53064.

      (c) N/A

      (d) During the last five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Neither of the Reporting Persons are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the Reporting Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

      Personal funds. No leverage was used to purchase any shares.

Item 4. Purpose of Transactions.

      The shares of Common Stock are being held for investment purposes.

Item 5. Interest in Securities of Issuer.

      As of the date hereof, Dennis and Joanne Chase are deemed to be the beneficial owners of 1,030,000 shares or 5.5% of the total common stock outstanding (18,848,666 as of November 13, 2002).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None.

Item 7. Material to be Filed as Exhibits.

      None.

                                    SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 3, 2003
-------------------
Date


/s/ Dennis Chase
-------------------
    Dennis Chase


/s/ Joanne Chase
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    Joanne Chase

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


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